Filed by Plains All American Pipeline, L.P. (1-14569)
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Pacific Energy Partners, L.P. (1-31345)
Commission File No. 333-135712
October 19, 2006
Dear Unitholder,
As you know, on June 12, 2006, Plains All American Pipeline, L.P. announced its plans to merge with Pacific Energy Partners, L.P. The merger is subject to approval by unitholders of both Plains and Pacific. Plains unitholders are also being asked to approve the issuance of Plains units to Pacific unitholders in the merger. For Plains, approval means the affirmative vote by holders of at least a majority of Plains’ outstanding units.
By now, you should have received proxy materials for the special unitholder meeting to be held on Thursday, November 9, 2006. Whether or not you plan to attend the special meeting, if you have not voted, we urge you to vote as soon as possible. Your vote is extremely important to us. If you do not vote, it is equivalent to voting against the merger.
You can vote your units by telephone, through the internet or in person at the meeting. Instructions on how to vote are included on the enclosed proxy card. Additional information about the merger and the special meeting is included in the definitive joint proxy statement dated September 29, 2006, which you should have already received. If you need additional copies, please contact our proxy solicitor, Morrow & Co. (Toll-free 800-607-0088). They can also answer any questions you might have and can assist you in voting your units.
Thank you for your continued support of Plains and for taking the time to vote.
Sincerely,
Greg L. Armstrong
Chairman & Chief Executive Officer
333 Clay Street, Suite 1600  ■  Houston, Texas 77002  ■  713/646-4100 or 800-564-3036

Investor Notice
     Plains All American Pipeline, L.P. has filed with the Securities and Exchange Commission a registration statement on Form S-4 (as the same may be supplemented or amended, Registration No. 333-135712) containing the joint proxy statement/prospectus of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. and other documents in relation to the merger between Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. Investors and security holders are urged to read carefully these documents because they contain important information regarding Plains All American Pipeline, L.P., Pacific Energy Partners, L.P. and the merger. A definitive joint proxy statement/prospectus has been sent to security holders of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. seeking their approval of the transactions contemplated by the merger agreement. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents containing information about Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P., without charge, at the SEC’s website at www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the definitive joint proxy statement/prospectus may also be obtained free of charge by directing a request to the respective partnerships as follows: Information regarding Plains All American Pipeline can be obtained by contacting its investor relations department at 713-646-4100 or by accessing its website at www.paalp.com, and information regarding Pacific Energy Partners can be obtained by contacting its investor relations department at 562-728-2871 or by accessing its website at www.PacificEnergy.com.
     Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. and the officers and directors of the respective general partners of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in Plains All American Pipeline, L.P.’s and Pacific Energy Partners, L.P.’s respective Annual Reports on Form 10-K and Form 10-K/A filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus.
     This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.